PRESS RELEASE Kyivstar Acquires Six Solar Power Plants, Further Diversifies Energy Sources Kyiv, New York, May 26, 2026 - Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW), the parent company of JSC Kyivstar (“Kyivstar”), Ukraine's leading digital operator and part of VEON Group (Nasdaq: VEON), today announced it is expanding its energy assets with the acquisition of six solar power plants in the Lviv region. The group of six acquired assets has a total installed capacity of 105 megawatts (MW). The total consideration paid is UAH 3.6 billion (USD 80.8 million). The solar assets being acquired generated approximately 113 GWh of electricity, while delivering approximately UAH 682 million of revenue and UAH 596 million of EBITDA in 20251. This acquisition marks another step forward in the development of Kyivstar’s energy generation portfolio. The company began expanding its energy asset base in December 2025 with the acquisition of Sunvin 11 (13 MW). Following the addition of the newly acquired assets, Kyivstar’s green energy generation has increased to 118 MW, enabling it to produce electricity equivalent to approximately 30% of its current annual consumption. Kyivstar will supply electricity produced by the newly acquired solar power plants to Ukraine’s unified energy system in accordance with current market and regulatory rules. This enhances the company’s ability to hedge electricity costs by supplying energy from these solar power plants to the national grid at market prices with green energy tariffs, supporting operational efficiency as connectivity demand continues to expand across Ukraine. “Renewable energy is a key focus area of Kyivstar’s investment portfolio, and this acquisition opens further opportunities for the use of green electricity to meet the company’s energy needs,” said Oleksandr Komarov, President of Kyivstar. “The development of our own energy generation is an important component of our long-term vision aimed at building safe, sustainable and efficient infrastructure. Together with VEON, we continue to increase investments in the Ukrainian economy because we believe in Ukraine and its successful future.” Investments in renewable energy enable Kyivstar to diversify its approach to meeting energy needs and build greater operational stability. With electricity demand growing alongside data traffic expansion, green energy projects support Kyivstar’s long-term energy strategy while strengthening Ukraine’s energy sector and advancing sustainable development goals. Kyivstar will continue to invest in initiatives that combine technological efficiency, alignment with ESG principles and support for the Ukrainian economy. 1 The revenue and EBITDA are based on unaudited management accounts.

The presentation is available on the Kyivstar website here: https://investors.kyivstar.ua/static-files/51167345-3622-4cd7-8e05-1992ce34fbc7 About Kyivstar Group Ltd. Kyivstar Group Ltd. is a Nasdaq-listed holding company that operates JSC Kyivstar, Ukraine’s leading digital operator and the first Ukrainian company to list on a U.S. stock exchange. Kyivstar’s companies provide a broad range of connectivity and digital services, including mobile and fixed-line voice and data, ride-hailing, e-health, digital TV, and enterprise solutions such as Big Data, cloud, and cybersecurity. For more information, please visit https://investors.kyivstar.ua. Nasdaq tickers: KYIV; KYIVW About JSC Kyivstar JSC Kyivstar is Ukraine’s leading digital operator, serving more than 22 million mobile customers and over 1.2 million fixed-line home internet customers as of March 31, 2026. The company provides services using a wide range of mobile and fixed technologies, including 4G, Big Data, cloud solutions, cybersecurity services, digital TV, and more. JSC Kyivstar is wholly owned by Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW), shares of which are traded on the U.S. stock exchange Nasdaq. The company contributes to overcoming the challenges of wartime and over the past three years has allocated over UAH 4.4 billion to support the Defense Forces, its subscribers, and the implementation of social projects. JSC Kyivstar has operated in Ukraine for 28 years and is recognized as the largest taxpayer in the digital communications market, a top employer, and a socially responsible company. Additional information: pr@kyivstar.net, www.kyivstar.ua. Disclaimer This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to, among other things, Kyivstar Group’s strategy and investments in renewable energy, expected solar generation volumes, the anticipated economic effects of the transaction, and the partial hedging benefits described above. There are numerous risks and uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to the acquisition of the six solar power plants in the Lviv region, among others discussed in the section entitled “Risk Factors” included in Kyivstar Group’s annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on March 16, 2026, as amended and supplemented from time to time and in any other subsequent filings with the SEC by Kyivstar Group. The forward-looking statements contained herein speak only as of the date of this release and Kyivstar Group disclaims any obligation to update them, except as required by applicable laws. Additionally, this press release includes certain financial information and data of the acquired solar businesses derived from preliminary, unaudited management accounts as of the dates indicated and is subject to completion of customary financial closing, review, and audit procedures. This information is provided for informational purposes only and should not be regarded as a complete statement of financial results or relied upon as necessarily indicative of historical or future performance.